Advisor IPO Access < Robinhood Ventures Fund II RVII

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What's in this fund

As of Jul 15, 2026. Capital raised during RVII's IPO will increase cash & cash equivalents and be invested in companies over time.

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Technology · 64.31% | Industrials · 8.96% | Financial Services · 7.84% | Healthcare · 6.72% | Consumer Cyclical · 2.24% | Energy · 1.12% | Comm

Tasklet	4.50% of RVII
Agentic Fabriq	1.12% of RVII
AgentPhone	1.12% of RVII
Amboras	1.12% of RVII
Andco	1.12% of RVII
Arga Labs	1.12% of RVII
Arzana	1.12% of RVII
Asimov	1.12% of RVII
AutoSitu	1.12% of RVII
Autumn AI	1.12% of RVII

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About the fund

RVII is a Business Development Company (BDC), a type of closed-end fund that intends to invest primarily in private companies at their earliest stages of growth by working with incubators and accelerators like Y Combinator. The listed name for RVII is Robinhood Ventures Fund II.

Category	Venture Capital
Number of holdings	81
Number of sectors	7
Inception date	Aug 13, 2026

Prospectus

FAQs

What's Robinhood Ventures Fund II?

RVII is a business development company (BDC), a type of closed-end fund (CEF), designed to invest in a portfolio of earlier-stage companies. More specifically, the fund intends to focus on current and former Y Combinator (YC) participants. YC is one of the world's most prestigious startup accelerator programs and has helped launch many well-known and successful technology companies, including Airbnb, DoorDash, and more.* Like other CEFs, RVII will raise a set amount of money, invest in a portfolio managed by an investment advisor, and can trade on an exchange.

How is RVII different from buying private company shares directly?

RVII provides exposure to private companies as a business development company (BDC), which is a type of publicly traded closed-end fund. This structure allows investors to purchase shares of RVII, thereby gaining exposure to its portfolio of companies, without the accreditation requirements and minimum investment thresholds associated with direct ownership of private company securities.

How is RVII different from RVI?

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How is RVII different from RVI?

Both funds give investors access to private companies, but they focus on companies at different stages. RVI primarily invests in late-stage private companies—well-established businesses that haven't gone public yet. RVII will invest in early and growth-stage companies, with some recently founded. Earlier entry generally involves greater risk, but the potential for meaningful growth if the company succeeds.

Who can invest in RVII?

RVII is open to all investors. There are no accreditation requirements, account minimums, income thresholds, or net worth restrictions to participate.

How do fees work?

RVII pays fees and expenses, including management fees, administration fees, and expenses associated with its organization and ongoing operation. These fees and expenses are paid out of RVII's assets, which means they're paid indirectly by RVII's shareholders.

RVII pays a management fee of 2% of net assets. The other fees and expenses, combined with the management fee, make up RVII's expense ratio of 4.18%.

RVII also pays a 20% capital gains incentive fee on net investment gains earned since the fund's inception to Robinhood Ventures, the fund manager. The fee is charged on RVII's realized gains, deducting any realized losses and unrealized depreciation on current investments. Please see RVII's prospectus for additional details.

How is RVII's cash invested?

RVII holds a cash position so that it can continue to make investments in companies over time. When a new investment is made, RVII's cash position decreases.

RVII's cash is or will be invested in cash equivalent vehicles, like money market funds, that deliver a yield to investors. The weighted average yield of RVII's cash positions will be available on the RVII detail page in the app or on the web.

How is RVII's cash invested?

RVII holds a cash position so that it can continue to make investments in companies over time. When a new investment is made, RVII's cash position decreases.

RVII's cash is or will be invested in cash equivalent vehicles, like money market funds, that deliver a yield to investors. The weighted average yield of RVII's cash positions will be available on the RVII detail page in the app or on the web.

Who manages RVII's investments?

RVII's investments are managed by Robinhood Ventures DE, LLC, which is registered as an investment adviser with the U.S. Securities and Exchange Commission under the Investment Advisers Act of 1940. Robinhood Ventures DE, LLC was formed in August 2025, has limited investing history and is a wholly owned subsidiary of Robinhood Markets, Inc.

How can I see what RVII is invested in?

You can view a breakdown of investments on RVII's detail page in Advisor IPO Access in Fusion. Keep in mind that the investment breakdown will change over time. This can happen if the value of RVII's investments change, if RVII makes new investments, if RVII increases or decreases its position in existing investments, and/or if RVII raises additional capital through another public offering.

RVII may not be suitable for all investors. There can be no guarantee RVII will achieve its investment objective or that RVII's management will produce the desired results.

Robinhood Ventures Fund II ("RVII" or the "Fund") has filed a registration statement (including a preliminary prospectus) on Form N-2 (File No. 333-297168) with the Securities and Exchange Commission (the "SEC") for the offering to which this information relates. Before you invest, you should read the preliminary prospectus in that registration statement and other documents RVII has filed with the SEC for more complete information about RVII and this offering. You may get these documents for free by visiting the SEC website at www.sec.gov. Alternatively, copies of the prospectus may be obtained by contacting Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, New York 10282, telephone: 1-866-471-2526, facsimile: 212-902-9316 or by emailing prospectus-ny@ny.email.gs.com; J.P. Morgan Securities LLC, Attention: c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or email: prospectus-eq_fi@jpmchase.com and postsalemanualrequests@broadridge.com; Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 (Tel: 800-831-9146); Wells Fargo Securities, 608 2nd Avenue South, Minneapolis, MN 55402, at 800-645-3751 (option #5) or email a request to WFScustomerservice@wellsfargo.com; or UBS Securities LLC, Attention: Equity Syndicate, 11 Madison Avenue, New York, NY 10010, by telephone at (888) 827-7275, or by email at ol-prospectus-request@ubs.com. Investors are advised to carefully consider the investment objectives, risks and charges and expenses of RVII before investing. This presentation shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

*Companies are provided for illustrative purposes only and are intended solely as well-known examples to describe the accelerator ecosystem forming the focus of RVII's investment universe. The companies are not, and have never been, holdings of RVII or of any investment vehicle managed by the Adviser. Their inclusion does not constitute a recommendation, endorsement, or solicitation with respect to any security, nor does it represent any affiliation with, or approval by, those companies. Past performance of companies referenced herein, or of Y Combinator or comparable ecosystems, is not indicative of future results, and no inference should be drawn that investments made by RVII will perform similarly. Early-stage company ecosystems produce a wide range of results, including failures. The outcomes of the companies identified are not representative of companies emerging from Y Combinator or similar accelerator programs, and should not be viewed as typical or representative of expected